United States securities and exchange commission logo





                              June 24, 2020

       Jaume Pons, Ph.D.
       Chief Executive Officer
       ALX Oncology Holdings Inc.
       866 Malcolm Road, Suite 100
       Burlingame, California 94010

                                                        Re: ALX Oncology
Holdings Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 12,
2020
                                                            CIK No. 0001810182

       Dear Dr. Pons:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your revisions in response to prior comment 1; however, you continue to make reference throughout
your filing to "promising clinical data" and "promising levels of anti-
                                                        tumor activity." As
safety and efficacy determinations are solely within the FDA's authority and they
continue to be evaluated throughout all phases of clinical trials, please remove these
references. In the Business section, you may present objective data resulting from your trials
without including conclusions related to efficacy.
 Jaume Pons, Ph.D.
FirstName LastNameJaume Pons, Ph.D.
ALX Oncology Holdings Inc.
Comapany NameALX Oncology Holdings Inc.
June 24, 2020
Page 2
June 24, 2020 Page 2
FirstName LastName
Pipeline, page 2

2. We note your response to prior comment 3 that you have not shortened the arrows representing progress in Phase 1 trials for ALX148 in combination with pembrolizumab and trastuzumab for solid tumor indications. It appears from the narrative description of combination trials on pages 104-108 that Phase 1 trials are ongoing. Please revise the tabular or narrative description, as appropriate, to clarify the precise status of the combination trials, or explain why the arrows in this section of the pipeline chart appropriately reflect the status of combination Phase 1 trials as completed.
Our Strategy, page 3

3. We note your revised disclosure in response to our prior comment 4. Please revise to make it clear here and in the Business section that there can be no assurance that your intended approach to leverage data from ALX148 trials in one indication will be sufficient for accelerated approval of ALX148 in other indications.
License and Collaboration Agreements, page 82

4. We note your response to our prior comment 7 regarding the aggregate future potential milestone payments to be made for the agreements with The Board of Trustees of the
         Leland Stanford Junior University and Selexis SA. Material information must be disclosed, even if that information could be considered commercially sensitive.
         Accordingly, please revise to provide the aggregate future milestone payments for each agreement.
Financial Statements
Consolidated Balance Sheets as of December 31, 2018 and 2019, page F-6

5. Please revise to remove your pro forma shareholders' equity as of December 31, 2019.
         Refer to Rule 11-02(c)(1) of Regulation S-X.
       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Michael E. Coke, Esq.